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                             October 19, 2021

       Laurin Hahn
       Co-Chief Executive Officer
       Sono Group N.V.
       Waldmeisterstra  e 76
       80935 Munich, Germany

                                                        Re: Sono Group N.V.
                                                            Amendment No. 2 to
Confidential Draft Registration Statement on Form F-1
                                                            Submitted September
20, 2021
                                                            CIK No. 0001840416

       Dear Mr. Hahn:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 filed September 20, 2021

       Financial Statements, page F-1

   1. We note your responses to prior comments 7 and 9; however it is not clear to us what the terms and conditions of
your customer reservations are or whether you believe a customer reservation represents
a binding purchase agreement. Please explain to us the terms and conditions of your
customer reservations and explain if/how you determined whether a customer reservation
represents a binding purchase agreement. We also note your
                                                        reference to IFRS 15.12
which indicates that (i) a contract with a customer does not exist if each party to the
contract has the unilateral enforceable right to terminate a wholly unperformed contract
without compensating the other party and that (ii) a contract is wholly unperformed if
both of the following criteria are met: (a) the entity has not yet
 Laurin Hahn
Sono Group N.V.
October 19, 2021
Page 2
      transferred any promised goods or services; and (b) the entity has not
yet received     any
      consideration in exchange for promised goods or services. Although you indicate, in the case of the advance payments, you have received considerations from the customer, it appears to us that essentially all the advance payments you have received will be fully refundable without penalty before you anticipate you will have the ability to perform under these agreements and, currently, it is not clear you will have the ability to perform.
      Since it appears your customers may have a unilateral enforceable right to terminate a customer reservation, without penalty, please more fully explain to us how you considered these factors in your determination that your situation is comparable to a stand-ready obligation as described in IFRS 15.BC50 resulting in a partially performed IFRS 15 contract.

        You may contact Andi Carpenter at (202) 551-3645 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-
3754 with any other questions.



                                                            Sincerely,
FirstName LastNameLaurin Hahn
                                                            Division of
Corporation Finance
Comapany NameSono Group N.V.
                                                            Office of
Manufacturing
October 19, 2021 Page 2
cc:       Krystian Czerniecki
FirstName LastName